Exhibit 99.1

Dr. Reddy’s Laboratories Limited

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 33rd annual general meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (CIN: L85195TG1984PLC004507) will be held on Friday, 28 July 2017 at 9.30 AM at the Kaveri Ball Room, Hotel Trident, HITEC City, Madhapur, Hyderabad - 500 081, to transact the following business:

ORDINARY BUSINESS:

1.	To receive, consider and adopt the financial statements (standalone and consolidated) of the company for the year ended 31 March 2017, including the audited balance sheet as at 31 March 2017 and the statement of profit and loss of the company for the year ended on that date along with the reports of the board of directors and auditors thereon.

2.	To declare dividend on the equity shares for the financial year 2016-17.

3.	To re-appoint Mr. G V Prasad (DIN: 00057433), who retires by rotation and, being eligible, offers himself for the re-appointment.

4.	To ratify appointment of statutory auditors and fix their remuneration.

“RESOLVED THAT pursuant to the provisions of sections 139, 142 and other applicable provisions, if any, of the Companies Act, 2013 and their corresponding rules, pursuant to the recommendations of the audit committee and the resolution passed by the members at their 32nd annual general meeting (AGM) held on 27 July 2016, the appointment of M/s. S R Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004), who have confirmed their eligibility in terms of the provisions of section 141 of the Companies Act, 2013 and rule 4 of the Companies (Audit and Auditors) Rules, 2014, as statutory auditors, to hold office upto the conclusion of 34th AGM, be and is hereby ratified at such remuneration and out of pocket expenses, as may be decided by the board of directors of the company.”

SPECIAL BUSINESS:

5.	RE-APPOINTMENT OF MR. K SATISH REDDY (DIN: 00129701) AS WHOLE-TIME DIRECTOR DESIGNATED AS CHAIRMAN.

To consider and, if thought fit, to pass with or without modification(s) the following resolution as an ordinary resolution:

“RESOLVED THAT pursuant to the provisions of section 196, 197, 198 and any other applicable provisions, if any, of the Companies Act, 2013, the relevant rules made thereunder read with schedule V of the said Act (including any statutory modifications and re-enactment thereof, for the time being in force), consent of the members of the company be and is hereby accorded for the re-appointment of Mr. K Satish Reddy (DIN: 00129701) as whole-time director designated as chairman of the company for a further period of five years with effect from 1 October 2017 to 30 September 2022, liable to retire by rotation, on the terms and conditions and remuneration as set out below:

(a)	Salary: ₹ 1,000,000/- per month

(b)	Perquisites:

Category A:

1.	Housing: Rent free accommodation or house rent allowance of ₹ 500,000/- per month (50% of salary)

2.	Medical reimbursement for self and family as per the rules of the company, value not exceeding ₹ 15,000/- per annum.

3.	Leave travel assistance, as per the rules of the company and value not exceeding ₹ 1,000,000/- per annum.

Category B:

Contribution to provident fund, superannuation fund or annuity fund as per the rules of the company. These will not be included in the computation of the ceiling on perquisites or remuneration to the extent these either singly or put together are not taxable under the Income Tax Act, 1961. Gratuity shall be payable as per the rules of the company.

Encashment of leave at the end of the tenure will not be included in the computation of the ceiling on perquisites.

Category C:

•	Cars for company’s business

•	Telephone at residence and mobile phone for company’s business.

(c)	Commission:

In addition to the salary and perquisites, commission will also be payable up to 0.75% of the net profits of the company calculated in the manner referred to in section 198 of the Companies Act, 2013, as may be decided by the board of directors of the company.

RESOLVED FURTHER THAT the board of directors of the company be and are hereby authorized to vary, alter or modify the designation of Mr. K Satish Reddy and the terms and conditions of his appointment including remuneration and/or perquisites payable or to be provided (including any monetary value thereof) to him to the extent the board of directors deem fit.

RESOLVED FURTHER THAT in the event of any loss or inadequacy of profits in any financial year during his tenure, the company shall pay Mr. K Satish Reddy, the remuneration by way of salary, perquisites, commission or any other allowances as specified above and in accordance with the limits specified under the Companies Act, 2013 (including any statutory modifications or re-enactments thereof, for the time being in force) or such other limits as may be prescribed by the Government from time to time in this regard, as minimum remuneration.”

Dr. Reddy’s Laboratories Limited

NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

6.	TO RATIFY THE REMUNERATION PAYABLE TO COST AUDITORS, M/S. SAGAR & ASSOCIATES, COST ACCOUNTANTS FOR THE FINANCIAL YEAR ENDING 31 MARCH 2018.

To consider and, if thought fit, to pass with or without modification(s) the following resolution as an ordinary resolution:

“RESOLVED THAT pursuant to the provisions of section 148 and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118) appointed by the board of directors of the company as cost auditors for the financial year ending March 31, 2018, be paid a remuneration of ₹ 700,000/- (Rupees seven lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes.

RESOLVED FURTHER THAT the board of directors of the company be and are hereby authorized to do all such acts, matters, deeds and things as may be necessary to give effect to the above resolution.”

NOTES:

1.	The statement pursuant to section 102(1) of the Companies Act, 2013 in respect of the special business set out in the notice and Secretarial Standards on general meetings (SS-2), wherever applicable, are annexed hereto.

2.	A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the company. The instrument of proxy in order to be effective, must be deposited at the registered office of the company, duly completed and signed, not less than 48 hours before the commencement of meeting.

A person can act as a proxy on behalf of not exceeding fifty members and holding in the aggregate not more than ten per cent of the total share capital of the company carrying voting rights. A member holding more than ten per cent of the total share capital of the company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or member.

3.	Corporate members intending to send their authorised representatives to attend the meeting are requested to send to the company a certified copy of the board resolution authorizing their representative to attend and vote on their behalf at the meeting.

4.	During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged with the company, at any time during the business hours of the company, provided that not less than three days of notice in writing is given to the company.
5.	The register of directors and key managerial personnel and their shareholding, maintained under section 170 of the Companies Act, 2013, will be available for inspection by the members at the AGM.

6.	The register of contracts or arrangements in which directors are interested, maintained under section 189 of the Companies Act, 2013, will be available for inspection by the members at the AGM.

7.	The register of members and share transfer books of the company will remain closed from Wednesday, 19 July 2017 to Friday, 21 July 2017 (both days inclusive).

8.	The board of directors of the company at their meeting held on 12 May 2017 has recommended a dividend of ₹ 20/- per equity share of ₹ 5/- as final dividend for the financial year 2016-17. Dividend, if declared, at the 33rd AGM, will be paid on or after 2 August 2017, to those members whose names appear on the register of members of the company as of the end of the day on 18 July 2017.

9.	The annual report for the financial year 2016-17 has been sent through email to those members who have opted to receive electronic communication or who have registered their email addresses with the company/depository participants. The annual report is also available on company’s website: www.drreddys.com. The physical copy of the annual report has been sent to those members who have either opted for the same or have not registered their email addresses with the company/depository participant. The members will be entitled to a physical copy of the annual report for the financial year 2016-17, free of cost, upon sending a request to the company secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034.

10.	In case any member is desirous to receive communication from the company in electronic form, they may register their email address on www.drreddys.com/investors/shareholder-information.html or with their depository participant or send their consent at shares@drreddys.com along with their folio no. and valid email address for registration.

11.	Pursuant to section 108 of the Companies Act, 2013, read with rules 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), the company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this notice. The detailed instructions for e-voting are given as a separate attachment to this notice.

12.	Members, desiring any information relating to the accounts, are requested to write to the company at an early date for the management to keep the information ready.

13.	Members are requested to kindly bring their copy of the annual report with them at the AGM, as no extra copy of annual report would be made available at the AGM. Members/proxies should also bring the attached attendance slip, duly filled and hand it over at the entrance to the venue.

Dr. Reddy’s Laboratories Limited

NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

14.	The certificate from the auditors of the company certifying that the company’s Dr. Reddy’s Employees Stock Option Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 are being implemented in accordance with the SEBI guidelines and the resolution of the members passed at the general meeting, will be available for inspection by the members at the AGM.

15.	Members are requested to intimate immediately, any change in their address or bank mandates to their depository participants with whom they are maintaining their demat accounts or to the company’s registrar and transfer agent, Bigshare Services Private Ltd., if the shares are held by them in physical form.

16.	In terms of schedule I of the Listing Regulations, listed companies are required to use the Reserve Bank of India’s approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/RECS (Regional ECS)/ NECS (National ECS), national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their depository participants. Members holding securities in physical form may send a request updating their bank details, to the company’s registrar and transfer agent, Bigshare Services Private Ltd.

17.	SEBI has mandated the submission of permanent account number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participants with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN to the company or its registrar and transfer agent, Bigshare Services Private Ltd.

18.	Pursuant to section 72 of the Companies Act, 2013, members are entitled to make a nomination in respect of shares held by them. Members desirous of making a nomination, pursuant to the rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014 are requested to send their requests in form no. SH-13, to the registrar and transfer agent of the company. Further, members desirous of cancelling/varying nomination pursuant to the rule 19(9) of the Companies (Share Capital and Debentures) Rules, 2014, are requested to send their requests in form no. SH-14, to the registrar and transfer agent of the company. These forms will be made available on request.

19.	All documents referred to in the accompanying notice and statement pursuant section 102(1) of the Companies Act 2013 will be available for inspection at the registered office of the company during business hours on all working days up to the date of declaration of the result of the 32nd AGM of the company.

By order of the board

Place : Hyderabad	Sandeep Poddar
Date : 12 May 2017	Company Secretary

ANNEXURE TO NOTICE OF AGM

ITEM NO. 3

Statement provided under Secretarial Standards on general meetings (SS-2).

Mr. G V Prasad (aged 56 years) leads the core team that drives the growth and performance at Dr. Reddy’s that has contributed significantly to its transformation from a mid-sized domestic operation into a worldwide pharmaceutical conglomerate. Mr. Prasad has played a key role in the evolution of Dr. Reddy’s from a mid-sized pharmaceutical company into a globally respected pharmaceutical major. Mr. Prasad is widely credited as the architect of Dr. Reddy’s successful Global Generics and Active Pharmaceutical Ingredient (API) strategies, as well as company’s foray into biosimilars and differentiated formulations. He envisioned new business platforms and is dedicated to building the innovation side of the business.

Mr. Prasad joined company’s board in 1986 and became vice-chairman & CEO in 2001, when Cheminor Drugs Ltd., the company of which he was then managing director, merged with Dr. Reddy’s. Mr. Prasad was re-appointed as whole-time director designated as co-chairman, managing director and CEO of the company at the 32nd AGM of the members held on 27 July 2016, for a further period of five years commencing 30 January 2016 to 29 January 2021, liable to retire by rotation. He retires by rotation at the 33rd AGM of the company and being eligible, offers himself for the re-appointment.

He has a Bachelor’s degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America.

He is also a director on the boards of: Green Park Hotels and Resorts Ltd., Stamlo Industries Ltd., Dr. Reddy’s Holdings Ltd., Molecular Connections Private Ltd., Dr. Reddy’s Trust Services Private Ltd., Dr. Reddy’s Research Foundation, Dr. Reddy’s Institute of Life Sciences, International Foundation for Research and Education, Indian School of Business, Andhra Pradesh State Skill Development Corporation and company’s wholly owned subsidiaries, Aurigene Discovery Technologies Ltd. and Idea2Enterprises (India) Private Ltd.

Dr. Reddy’s Laboratories Limited

ANNEXURE TO NOTICE OF AGM (CONTINUED)

He has attended all meetings of the board held during FY2017. He is a member of corporate social responsibility committee, stakeholders’ relationship committee and banking and authorisations committee of Dr. Reddy’s Laboratories Limited and corporate social responsibility committee and nomination and remuneration committee of Aurigene Discovery Technologies Limited.

Mr. G V Prasad holds 1,344,640 equity shares in the company.

Except Mr. G V Prasad, Mr. K Satish Reddy and their relatives, none of the other directors and key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the notice.

The board recommends the resolution set forth in item no. 3 of the notice for approval of the members.

Statement pursuant to section 102(1) of the Companies Act, 2013 and under Secretarial Standards on general meetings (SS-2): for item no. 5 and 6

ITEM NO. 5

Mr. K Satish Reddy (aged 50 years) graduated in Chemical Engineering from Osmania University, India, in 1988 and went on to receive an M.S. in Medical Chemistry from Purdue University, USA, in 1990. He joined Dr. Reddy’s in 1993 as executive director responsible for manufacturing and new product development. In 1997, he was appointed managing director. In the mid-90s, as the company prepared for its global foray, Satish anchored the establishment of key systems and initiatives that positioned Dr. Reddy’s for rapid expansion and helped to build its brand and corporate identity.

Mr. Reddy played an instrumental role in the company’s transition from a bulk drugs manufacturer to a global player in the branded space by spearheading company’s entry into emerging markets internationally. He is focused on translating Dr. Reddy’s strategy into action to drive its growth and performance globally.

Mr. K Satish Reddy was re-appointed as whole-time director designated as managing director and chief operating officer for a further period of 5 years commencing 1 October 2012. Following the demise of Dr. K Anji Reddy, he was re-designated as vice-chairman and managing director effective 30 March 2013 and has been subsequently re-designated as the chairman of the company effective 13 May 2014.

As part of the initiative to create enduring guidance for the company, the board of directors of the company, at their meeting held on 12 May 2017, had approved the re-appointment of Mr. K Satish Reddy as whole-time director designated as chairman of the company for a further period of five years commencing 1 October 2017 to 30 September 2022 on the terms and conditions and remuneration as set out in the resolution.

He is also a director on the boards of: Green Park Hotels and Resorts Ltd., Stamlo Industries Ltd., Dr. Reddy’s Holdings Ltd., Araku Originals Ltd., Cipro Estates Private Ltd., KAR Therapeutics &

Estates Private Ltd., Quin Estates Private Ltd., Satish Reddy Estates Private Ltd., Molecular Connections Private Ltd., Dr. Reddy’s Trust Services Private Ltd., Dr. Reddy’s Research Foundation, Dr. Reddy’s Institute of Life Sciences and our wholly owned subsidiaries, Aurigene Discovery Technologies Ltd., Dr. Reddy’s Bio-Sciences Ltd. and Idea2Enterprises (India) Private Ltd.

He has attended all meetings of the board held during FY2017. He is a member of corporate social responsibility committee and stakeholders’ relationship committee and chairman of banking and authorisations committee of Dr. Reddy’s Laboratories Limited.

This disclosure may also be read and treated as compliance with the requirements of section 190 of the Companies Act, 2013.

Mr. K Satish Reddy holds 1,310,332 equity shares in the company.

Except Mr. G V Prasad, Mr. K Satish Reddy and their relatives, none of the other directors and key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 5 of the notice.

The board recommends the resolution set forth in item no. 5 of the notice for approval of the members.

ITEM NO. 6

The board, on the recommendation of the audit committee, has approved the re-appointment of M/s. Sagar & Associates, cost accountants, as cost auditors at a remuneration of Rs. 700,000/- (Rupees seven lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes, to conduct the audit of the cost records of the company for the financial year ending 31 March 2018.

In accordance with the provisions of the section 148 of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the cost auditors has to be ratified by the members of the company.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no.6 of the notice for ratification of the remuneration payable to the cost auditors for the financial year ending 31 March 2018.

None of the directors, key managerial personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The board recommends the resolution set forth in item no. 6 of the notice for approval of the members.

By order of the board

Place : Hyderabad	Sandeep Poddar
Date : 12 May 2017	Company Secretary

4